Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of North American Nickel Inc. (“North American Nickel” or the “Company”) is designed to enable the reader to assess material changes in the financial condition of the Company between June 30, 2022 and December 31, 2021, and the results of operations for the three and six months ended June 30, 2022 (“Q2 2022” and “YTD 2022”) and for the three and six months ended June 30, 2021 (“Q2 2021” and “YTD 2021”). The MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and with the audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2021 (“FY 2021”). In this MD&A, references to the Company are also references to North American Nickel and its wholly-owned subsidiary.

The financial statements, and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard, Interim Financial Reporting (“IAS 34”).

All amounts in the discussion are expressed in Canadian dollars and in Danish Kroners (“DKK”). All amounts in tables are expressed in thousands of Canadian dollars and in thousands of Danish Kroners where applicable, except per share data and unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below for full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company’s exploration and development programs or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading “Forward-looking Information” when reading any forward-looking information. This MD&A is prepared in accordance with F1-102F1 and has been approved by the Company’s board of directors (the “Board”) prior to release.

This report is dated August 23, 2022. Readers are encouraged to read the Company’s other public filings, which can be viewed on the SEDAR website under the Company’s profile at www.sedar.com. Other pertinent information about the Company can be found on the Company’s website at www.northamericannickel.com.

Company Overview and Highlights

North American Nickel (the “Company” or “NAN”) is an international mineral exploration and resource development company listed on the TSX Venture Exchange (“TSXV”) as at May 3, 2011 trading under the symbol NAN. The Company is focused on the exploration and development of a diversified portfolio of nickel-copper-cobalt-precious metals sulphide projects that should be economically feasible assuming conservative long-term commodity prices. The Company’s principal asset is its Maniitsoq Property, in Southwest Greenland, a district scale land position.

North American Nickel was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd.

On August 3, 2022, the Company announced the closing of its previously-announced “reverse takeover” transaction (the “RTO”) whereby Premium Nickel Resources Corporation (“PNR”) and 1000178269 Ontario Inc., a wholly-owned subsidiary of NAN, amalgamated by way of a triangular amalgamation under the Business Corporations Act (Ontario) (the “Amalgamation”). upon closing of the RTO, the Company has changed its name from “North American Nickel Inc.” to “Premium Nickel Resources Ltd.”(“PNRL”)

On Aug 18, the common shares of PNRL were listed for trading on the TSXV under the symbol “PNRL”.

Exploration & Development Activities

Since 2011 the Company has continued the advancement of its camp scale Maniitsoq Project in Southwest Greenland and the Post Creek Property in Sudbury, Ontario.

In early 2018, the Company initiated a strategy to assemble a diversified portfolio of highly prospective nickel-copper-cobalt projects that were located in countries with the Rule-of-Law and that demonstrate sustainable economics assuming conservative long-term commodity prices. As a result of this work, the Company has acquired several new projects in Ontario which include: the Lingman Nickel Project, covering a portion of the Archean aged Lingman Lake Greenstone Belt and the Quetico Nickel Project which is known to host intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event and the 1110-1090 Ma Proterozoic Mid-continent Rift.

1 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

The Company also identified a camp scale project opportunity in the high Atlas Mountains of Morocco, where Jurassic aged troctolitic and gabbroic intrusions occur at the margin of a significant trans-lithospheric structure over a strike length greater than 100 km.

On July 9, 2020, the Company announced its ownership position in PNR, a private company, to have direct exposure to Ni-Cu-Co opportunities in the South African region. The Company provided technical and management support to PNR through a services agreement and a consulting agreement since January 2020. The CEO, CFO and the Chairman of the Company’s Board were appointed to be the CEO, CFO and the Chairman of PNR.

On September 28, 2021, PNR executed a definitive asset purchase agreement with BCL to acquire the Selebi, and Selebi North Ni-Cu-Co assets and related infrastructure formerly operated by BCL. PNR announced the closing of this transaction, and transfer of ownership of the assets on January 31, 2022. PNR also completed a separate binding asset purchase agreement to finalize the terms for any prioritized assets formerly operated Tati Nickel Mining Company (“TNMC”) and the acquisition was completed on August 22, 2022, with ownership of the Selkirk Mine been transferred to the Company

Prior to the RTO, the Company owned 10% of PNR and had a 5-year Warrant to purchase an additional 15% of PNR for USD $10 million. The Warrant was subsequently cancelled upon closing of the RTO.

Upon the closing of the RTO, PNRL becomes an intermediate global nickel-copper-cobalt company with assets in Botswana, Greenland, Canada and Morocco. The Company is currently focusing its efforts on advancing its 100% owned flagship Selebi Mine in Botswana.

Financing Activities

During the six months ended June 30, 2022, the Company issued 2,665,404 common shares on exercise of warrants and received $138,662 in proceeds from the exercise of 2,665,404 warrants.

On April 2, 2022, the Company entered into an agreement with Paradigm Capital Inc. (the “Agent”) to act as lead agent and sole bookrunner, on behalf of a syndicate, on a “best efforts” basis, for a private placement offering of subscription receipts of the Company (the “Subscription Receipts”) for gross proceeds of $5,000,000 (the “Offering”) at a price of $0.48 per Subscription Receipt (the “Issue Price”). On April 8, the Offering was upsized to total gross proceeds of up to $10,000,320.

Each Subscription Receipt shall be deemed to be automatically exercised, without payment of any additional consideration and without further action on the part of the holder thereof, into a share of the Company, on a one-for one basis, upon satisfaction of the Escrow Release Conditions (as defined below), subject to adjustment in certain events.

“Escrow Release Conditions” shall mean each of the following conditions, which conditions may be waived in whole or in part jointly by the Company and the Lead Agent:

i)	receipt of all required corporate, shareholder, regulatory and third-party approvals, if any, required in connection with the Offering and the RTO Transaction;
ii)	the completion, satisfaction or waiver of all conditions precedent, undertakings, and other matters to be satisfied, completed and otherwise met or prior to the completion of the RTO Transaction (other than delivery of standard closing documentation) have been satisfied or waived in accordance with the definitive agreement relating to the RTO Transaction, to the satisfaction of the Agents acting reasonably (other than the release of the proceeds of the Offering, the “Escrowed Funds”);
iii)	written confirmation to the Agents from each of the Company and PNR that all conditions of the RTO Transaction have been satisfied or waived, other than release of the Escrowed Funds, and that the RTO Transaction shall be completed without undue delay upon release of the Escrowed Funds;
iv)	the common shares of the Company being conditionally approved for listing on the TSXV; and
v)	the Company and the Agents having delivered a joint notice and direction to the Escrow Agent, confirming that the conditions set forth in i) to iv) above have been met or waived.

On April 28, 2022, the Company announced that it had closed the Offering of 21,118,000 Subscription Receipts at a price of $0.48 per Subscription Receipt including the partial exercise of the Agents’ option, for total gross proceeds of $10,136,640.

On August 3, 2022, upon satisfaction of the escrow release condition, the Subscription Receipts were converted into 4,223,600 common shares of PNRL, and the net subscription proceeds were released from escrow and delivered to the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

Corporate Activities

On February 17, 2022, the Company announced that it executed a non-binding letter of intent (“Non-Binding LOI”) with PNR which outlined the proposed terms and conditions of a RTO (under the policies of the TSXV of NAN by PNR, through a triangular amalgamation involving a wholly-owned subsidiary of NAN, as a result of which the wholly-owned subsidiary of NAN (“NAN Subco”) would amalgamate with PNR to form one corporation, all as more specifically to be provided in a definitive agreement to be entered into between NAN and PNR.

On April 26, 2022, PNR and NAN announced that they had entered into an amalgamation agreement, dated April 25, 2022 (the “Amalgamation Agreement”) which provided the terms and conditions for the RTO. The Amalgamation Agreement provided for, among other things, a three-cornered amalgamation pursuant to which (i) NAN Subco would amalgamate with PNR under Section 174 of the Business Corporation Act (Ontario) to form one corporation – PNRL, the “Resulting Issuer”, (ii) the securityholders of PNR would receive securities of the Resulting Issuer in exchange for their securities of PNR at an exchange ratio of 5.27 Resulting Issuer common shares (1.054 on a post-consolidation basis, the “Exchange Ratio”) for each outstanding share of PNR (subject to adjustments in accordance with the Amalgamation Agreement), and (iii) the transactions would result in a RTO of NAN in accordance with the policies of the TSXV, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement. Readers are encouraged to read and consider the disclosure set out in the Filing Statement for further information with respect to the RTO.

On March 3, 2022, the Company entered into a promissory note loan agreement with PNR, whereby PNR borrowed US $1,000,000 from the Company and promised to pay back the loan in full on the maturity date, being April 30, 2022. Interest accruing at 10% per annum shall also be paid on the maturity date together with the principal amount of the loan. In addition, PNR agreed to pay the Company a structuring fee being 3% of the principal amount, which shall be due and payable to the Company on the maturity date. Subsequently, PNR paid in full the principal amount and interest accruing at 10% per annum and the 3% structuring fee.

On June 23, 2022, NAN received shareholder approval in respect of, among other things, the reconstitution of the board of directors (the “Board Reconstitution”) , the continuance of the Company from under the laws of the province of British Columbia under the Business Corporations Act (British Columbia) to the laws of the province of Ontario under the Business Corporations Act (Ontario) (the “Continuance” ) and a change of its name (the “Name Change”) upon completion of the RTO. Further on July 27, the disinterested shareholders of NAN approved the RTO by way of a resolution passed in writing pursuant to the policies of the TSXV.

The RTO transaction was closed on August 3, 2022. NAN has: (i) changed its name to “Premium Nickel Resources Ltd.”; (ii) changed its stock exchange ticker symbol to “PNRL”; and (iii) reconstituted the board of directors and management. The outstanding options of PNR immediately prior to the effective time of the RTO were exchanged and adjusted pursuant to the terms of the Amalgamation Agreement such that holders thereof are entitled to acquire, following the closing of the RTO, options of PNRL after giving effect to the Exchange Ratio, as applicable.

In connection with the RTO, NAN issued approximately 82,157,579 common shares of PNRL (on a post-Consolidation basis) in exchange for 77,948,368 outstanding shares of PNR immediately prior to the effective time of the RTO (after giving effect to the Exchange Ratio). Immediately after giving the effect to the RTO, PNRL was owned approximately (i) 72.6% by persons who were shareholders of PNR prior to the RTO, (ii) 23.7% by persons who were shareholders of NAN prior to the RTO, and (iii) 3.7% by the holders of the subscription receipts of NAN.

Maniitsoq Nickel-Copper-PGM Project, Southwest Greenland

The Greenland properties currently being explored for nickel-copper-cobalt-PGM sulphide by the Company have no mineral resources or reserves. The Maniitsoq project is centered 100 kilometres north of Nuuk, the capital of Greenland which is a safe, stable, mining-friendly jurisdiction. The centre of the project is located at 65 degrees 18 minutes north and 51 degrees 43 minutes west and has an arctic climate. It is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The deep-water coastline adjacent to Maniitsoq is typical of Greenland’s southwest coast which is free of pack ice with a year-round shipping season. The optimum shipping conditions are due to the warming Gulf Stream flowing continuously past the south west coastline of Greenland. There is no infrastructure on the property; however, the Seqi deep water port and a quantified watershed for hydropower are located peripherally to the project.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

The Maniitsoq property is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions. Between 1959 and 2011, various companies carried out exploration over portions of the project area. The most extensive work was carried out by Kryolitselskabet Øresund A/S Company (“KØ”) who explored the project area from 1959 to 1973. KØ discovered numerous surface and near surface nickel-copper sulphide occurrences and this work was instrumental in demonstrating the nickel prospectivity of the Greenland Norite Belt.

The Company acquired the Maniitsoq project because it has potential for the discovery of significant magmatic sulfide deposits in a camp-scale belt. The Company believed that modern, time-domain, helicopter-borne electromagnetic (EM) systems would be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous, older airborne fixed wing geophysical surveys available to previous explorers. In addition, modern, time domain surface and borehole EM systems could be used to target mineralization in the sub-surface.

The Maniitsoq property consists of three exploration licences, Sulussagut No. 2011/54 and Ininngui No. 2012/28 comprising 2,689 and 296 square kilometres, respectively and the Carbonatite property No. 2018/21 (63 km2).

During the years ended December 31, 2021 and 2020, the Greenland Mineral Licence & Safety Authority (MLSA) granted the Company two distinct one year period license extensions for all three exploration licences, and reduced exploration obligations to zero for both 2020 and 2021. The obligations can be reduced by 50% for 2022 as long as certain conditions are met.

Sulussugut Licence (No. 2011/54) was granted by the Mineral Resources Authority, formerly Bureau of Minerals and Petroleum (“BMP”) of Greenland on August 15, 2011 and valid for 5 years until December 31, 2015 providing the Company meets the terms of the licence, which includes that specified eligible exploration expenditures must be made. The application for the second 5-year term on the Sulussugut Licence was submitted to the MLSA which was effective on April 11, 2016. The granting of two one-year period extensions provides for the renewal period ending December 31, 2022.

Ininngui Licence (No. 2012/28) is contiguous with the Sulussugut Licence and was granted by the BMP of Greenland on March 4, 2012. The Ininngui Licence was valid for 5 years until June 30, 2017. The application for the second 5-year term on the Ininngui Licence was submitted to the MLSA which was effective March 14, 2017. The granting of two one-year period extensions provides for the renewal period ending December 31, 2023.

Carbonatite Licence (No.2018/21) was granted by the BMP of Greenland on March 4, 2018 for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a licence fee of $6,523 (DKK 31,000) upon granting of the Carbonatite Licence. The Carbonatite Licence is valid for 5 years. The granting of two one-year period extensions provides for the renewal period ending December 31, 2024.

Details of required work expenditures and accrued work credits for the above three licences are tabulated and given below in Table 1.

The Greenland MLSA, in two distinct initiatives, has adjusted the minimum required exploration commitment for the above three licences to DKK 0 for the years 2020 and 2021 and adjusted the licence expiry dates and the banked credits carry forward period by two years. The obligations for 2022 can be reduced by 50% if certain conditions are met (no property reduction).

For all licences, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

For all licences, at the expiration of the second licence period (years 6-10), the Company may apply for a new 3-year licence for years 11 to 13. Thereafter, the Company may apply 3 times for additional 3-year licences for a total of 9 additional years. The Company will be required to pay additional licence fees and will be obligated to incur minimum eligible exploration expenses for such years.

The three licences, 2011/54, 2012/28 and 2018/31 have sufficient accrued work credits to keep the property in good standing until December 2023.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

Table 1: Exploration commitment and credits at the end of 2021 (All amounts in table are expressed in thousands of DKK)

	Sulussugut Licence 2011/54	Ininngui Licence 2012/28	Carbonatite Licence 2018/21
Area	2,689 km2	296 km2	63 km2
Valid until	December 31, 2022	December 31, 2023	December 31, 2024
Annual licence fee DKK	41	41	31
Total credit available
Credit from previous years	283,945	30,425	10,545
Approved exploration expenditures (2021)	1,921	90	32
Exploration obligation (2021)	-	-	-

Total Credit DKK	285,866	30,515	10,577
Carry Forward Period:
From 2017 until December 31, 2022	201,752	19,534	-
From 2018 until December 31, 2023	79,604	10,465	9,563
From 2019 until December 31, 2024	1,724	283	934
From 2020 until December 31, 2025	865	143	48
From 2021 until December 31, 2026	1,921	90	32

Total DKK	285,866	30,515	10,577

Average Annual Rate DKK to CAD	0.1995	0.1995	0.0.1995
Accumulated exploration credits in CAD (,000)	$57,027	$6,087	$2,110

West Greenland Prospecting Licence – 2020/05

A new prospecting licence, No. 2020/05, for West Greenland was awarded by the Greenland government on March 18, 2020. The Prospecting Licence is in effect until December 31, 2024.

Exploration and Development Activities

In 2019, the Company had planned to return to Maniitsoq and other regional target areas to continue the systematic exploration program. Unfortunately, the Company was not successful in completing a treasury financing within the lead-time required for the logistical planning in Greenland. The initial 2019 work program for Maniitsoq project had been postponed to the 2020 summer season after a successful financing capable of supporting an integrated exploration program. However, the 2020 and 2021 summer program were further delayed due to the COVID-19 travel restrictions.

In June 2021, fuel and equipment stored on site at the Puiattoq camp site was removed. The wooden tent platforms remain on site for use in future exploration programs.

Hydropower assessment of watershed 06.H was continued with the emplacement of devices to measure the seasonal variability of water levels in Lake Taserssuatsiaq and to provide a framework for further surveys over the next 3-5 years. A new hydropower prospecting licence was submitted to the Greenland Government replacing the original licence that expired in July of 2021.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

Outlook - Exploration and Development for 2022-2024

Management is recommending a three-year exploration plan for Maniitsoq with the objective of maximizing the potential value of the asset while extending the period that the Company maintains control of the project. The impact of Covid-19 is not expected to prevent the planning and execution of field work in Greenland. The Greenland Government eliminated the expenditure requirements for both 2020 and 2021. Management will assess the situation with the expectation of implementing the three-year plan starting in 2022.

2022 –	Apply the Company’s cumulative knowledge to Maniitsoq and other areas of Western Greenland and identify the geoscience data gaps to effective targeting.

–	Continue the assessment of hydropower development within watershed 06.H.

2023 -	Acquire the additional required geoscience data and additional properties of merit; conduct test drilling if any priority targets are identified and drill ready.

2024 –	Execute a major drill campaign of prioritized targets.

This three-year plan will allow for the generation of priority drill targets while drawing down on the three years of exploration credits (Table 1). The drilling expenditure in 2024 would extend the Company’s 100% ownership of the Maniitsoq project until 2025.

CSR, Environment and Infrastructure

Hydropower Development – A watershed prospecting licence for the assessment and development of hydropower resources at Maniitsoq was awarded by the Ministry of Industry, Labour, Trade and Energy of the Greenland Government in March 2017. The two-year licence provides for the exclusive right to assess and develop potential hydropower resources. The licence was renewed for a three-year period expiring in July of 2021. An application for a new watershed prospecting permit has been prepared and submitted to the Greenland Government. A new non-exclusive watershed prospecting permit No. 2022/04 was received from the Greenland Government. The commencement date for the licence was April 29, 2022 and is valid for a term of 5 years.

A review of liabilities accompanying the new hydropower licence were assessed by NUNA Law (Nuuk) in conversation with the Company and the Greenland Government. EFLA Consulting Engineers completed a feasibility analysis of hydropower development within watershed 0.6H in January 2018. The analysis of hydropower within watershed 0.6H identifies two subordinate watersheds 7038-001 F03 and 7038-001 F04 with the capacity to supply a 12 MW base load and an 18 MW maximum load and generate 96 GWh per annum for the Maniitsoq Project. The two watersheds included in this assessment have the capacity to supply the required hydroelectricity at an installed cost of $5.621 USD/kW and $5.049 USD/kW respectively at a CAPEX of between $101.2 and $90.9 million USD respectively. Operating expenses are 1-2% of CAPEX. Both watersheds encapsulate or are close to priority nickel sulphide mineralized zones and the Seqi Port.

Corporate Social Responsibility - The 2018 program for Corporate Social Responsibility was completed on August 24 with community presentations in Sisimiut, Maniitsoq, Atammik and Napasoq and presentations to the Mineral Licencing and Safety Authority and the Ministry of Industry and Energy of the Greenland government in Nuuk. The National Association for Hunters and Fishers (KNAPF) also located in Nuuk was updated on 2018 exploration activities. The Company renewed its support for the annual Greenland mineral hunt.

Environmental Surveys – Sampling to establish baseline geochemical values for low total dissolved solids freshwaters, fauna and flora was continued in areas of active exploration and in watershed 0.6H. Watershed survey area surveys were undertaken in support of ongoing hydropower assessments that are ongoing. All surveys have been undertaken by qualified personnel of Golder Associates (Copenhagen). Final reports have been received for both environmental surveys and weather station databases. Weather stations have been removed from the field as sufficient data has been acquired to prepare a model for wind-related particulate dispersion in the Maniitsoq area.

Tailings Facility - Discussions were held with the MLSA and the Greenland Department of Nature, Environment and Energy regarding the process for selecting and developing a tailings facility to support nickel mining and milling activities. This process is required to be undertaken as part of the submission of an exploitation licence for extraction of nickel ore.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

Canada Nickel Projects - Sudbury, Ontario

Post Creek Property

The Company entered into an option agreement in April 2010, subsequently amended in March 2013, to acquire rights to Post Creek Property located within the Sudbury Mining District of Ontario. On August 1, 2015, the Company has completed the required consideration and acquired 100% interest in the property. The Company is obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 73 unpatented mining claim cells in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past–producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the corridor containing the Whistle Offset Dyke (figure 1). Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favourable exploration targets. Key lithologies are Quartz Diorite and metabreccia related to Offset Dykes and Sudbury Breccia associated with Footwall rocks of the Sudbury Igneous Complex which both represent potential controls on mineralization.

Outlook – Exploration and Development for the next twelve months

Parts of the Post Creek Property have received limited historic exploration. Compilation work has identified targets comprised of radial and concentric offset dykes of the Sudbury Igneous Complex which are known to be associated with high grade Cu-Au-PGE sulfide mineralization.

12-month Exploration Plan: Prospect and search for mineralization and/or quartz diorite on parts of the Post Creek Properties that remain overlooked by previous exploration. Complete geophysical surveys over prospective target areas, and conduct test drilling if any priority targets are identified and drill ready.

This plan will allow for the generation of priority drill targets while drawing down on the available exploration credits. The work expenditure would extend the Company’s 100% ownership of the Post Creek Project beyond 2025.

Exploration History

(All drill intercepts described in this section refer to core lengths not true widths)

Previous operators completed geological, geophysical and Mobile Metal Ion soil geochemical surveys. Highlights of this work included:

●	A drill intersection returning 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold over a core length of 0.66 metres; and
●	A grab sample from angular float which returned 0.83% nickel, 0.74% copper, 0.07% cobalt, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd.

A NI 43-101 compliant Technical Report was completed by Dr. Walter Peredery, formerly of INCO, in 2011 and subsequently accepted by the Securities Commission.

During the period of 2011 to 2016, the Company carried out exploration programs comprising ground geophysics (magnetics and electromagnetics), diamond drilling (1,533 metres in 7 drill holes), borehole electromagnetic surveys, georeferencing of selected claim posts, prospecting, trenching, geological mapping, sampling and petrographic studies. This work has identified new occurrences of Quartz Diorite dyke and Sudbury Breccia, both of which are geologically significant lithologies known to host ore deposits associated with the Sudbury structure. Ground traverses, trenching and mapping carried out in 2016 outlined a Sudbury Breccia belt of at least 300 metres by 300 metres in size which lies along the same trend at the Whistle Offset Dyke located on KGHM property to the southwest. These findings support the potential for the Post Creek property to host both Footwall and Offset Dyke type deposits.

In 2017, the Company initiated support for a two-year MITAC project whereby an M.Sc. student carried out field and laboratory study aimed at understanding the mineral resource potential of the Post Creek Property. The field mapping gram expanded the area of Sudbury Breccia.

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

A two-hole drill program was completed in 2018 and reported in 2019 with the objectives of assessing magnetic and electromagnetic anomalies within a corridor of breccias and quartz diorite extending radially away from the Whistle Offset and to provide a platform for downhole geophysics. Both drill holes encountered a thick sequence of mafic volcanic rocks; quartz diorite, partially melted country rocks or footwall-style mineralization were not encountered. DDH PC-18-21 did intersect a thick interval of volcanogenic massive sulphide-type sphalerite mineralization including 7.50 m @ 3.55% zinc and 0.82 ppm silver. Multiple BHEM anomalies were detected both north and south of the zinc mineralization and are potential drill targets for volcanogenic massive sulfide mineralization.

In 2020, prospecting work to the immediate north and west of the drilling completed on the CJ Offset identified quartz diorite boulders and an outcrop of grey gabbro with 0.17% Ni, 0.55% Cu, and 0.26g/t Au+Pt+Pd. Sampling completed on Cu-Au mineralization within the area of Sudbury breccia returned up to 1.975% Cu and 0.873 ppm Au in two different samples, but no significant Ni, Pt, or Pd.

Figure 1. Location of the Post Creek Project and the Sudbury Breccia Zone.

Parkin Deposit
Parkin Offset Dyke
Halcyon Project
CJ Quartz Diorite
Post Creek Project
(East Claims)
Sudbury Breccia Zone
Possible Trend of Parkin Dyke
Whistle Offset Trend
Extension of Whistle Offset Trend
Yellow Brick Road Showing
Podolsky Mine
Whistle Open Pit
Norman West Deposit
SUDBURY BASIN
N
0
1
km
Legend
Ni-Cu mine / deposit
Diamond drill hole
Ni-Cu sulphide
Sudbury contact sub-layer & offset dykes
VTEM EM anomaly
AeroTEM EM anomaly
IP anomaly
NORTH AMERICAN NICKEL INC.
Post Creek - Halcyon Projects Area, Ontario
HALCYON and POST CREEK EAST CLAIMS
Location of QD and Sudbury Breccia Zone
Drawn by: J. Pattison
09-Nov-2016

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MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

Corporate Social Responsibility

The Company has established a good working relationship with the Wahnapitae First Nation (“WFN”) at Capreol (Ontario) commencing with community presentations and followed up with ongoing contact with the Resource and Environmental officer. North American Nickel financially supported the 2019 Pow-Wow celebration held at Capreol. Exploration work on the property typically includes assistance of casual labour hired from the WFN community.

Halcyon Property

As at the date of this MD&A, the Company holds 100% interest in Halcyon Property and is obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 km northeast of Sudbury in the Parkin and Aylmer townships, and consists of 63 unpatented mining cells for a total of 864 hectares. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous Mobile Metal Ions soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 km North of the property.

Outlook – Exploration and Development for the next twelve months

The objective of further compilation work on the Halcyon Project was to provide a basis for prospecting and sampling of parts of the property that have received incomplete historic exploration. The targets comprised radial and concentric offset dykes of the Sudbury Igneous Complex which are known to be associated with high grade Cu-Au-PGE sulfide mineralization.

The Halcyon portion of the property has a priority target area flagged for follow-up in 2022, namely, the projection of the Milnet Fault Offset of the Parkin QD with minimal exploration and no EM or IP coverage. Across the target area, the Company will be prospecting for mineralization and/or radial/concentric offsets dykes located along stratigraphic horizons similar to those controlling the inflexion in the Parkin Offset at the historic Milnet Deposit.

12-month Exploration Plan: Prospect and search for mineralization and/or quartz diorite on parts of the Halcyon Property that remain overlooked by previous exploration. Complete geophysical surveys over prospective target areas, and conduct test drilling if any priority targets are identified and drill ready.

This plan will allow for the generation of priority drill targets. The work expenditure in 2022 would extend the Company’s 100% ownership of the Halcyon Project through 2025 and beyond.

Exploration History

During the period 2011 to 2016, the Company carried out a small amount of exploration including ground geophysics (magnetics and electromagnetics), diamond drilling (301 metres in 1 drill hole), a borehole electromagnetic survey, georeferencing of selected claim posts, prospecting, geological mapping, sampling and petrographic studies. The single hole located on the southeast corner of the property was drilled with the purpose of providing geological information and to provide a platform for borehole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths. The property is strategically located adjacent to the Company’s Post Creek property, located immediately to the south, where occurrences of both quartz diorite and Sudbury Breccia have been identified. This program was carried out concurrently with similar work on the Post Creek Property. Assay, whole rock and thin section samples were collected for analysis and study. Results have been received and compiled.

Work in 2020 and 2021 consisted of monitoring activity on adjacent claims to assist in target generation.

Quetico Property

During the year ended December 31, 2018, the Company acquired 809 claims within the Thunder Bay Mining District of Ontario (Figure 2). Cells were acquired to assess (i) the Quetico Sub-province corridor, which hosts intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event, and (ii). the Neoproterozoic (1100 Ma MCR) magmatic event and related intrusions. Three clusters of claims cells, labeled Quetico South, East and West cover magnetic features interpreted to represent small, differentiated intrusions. The review of government geological and geophysical data, and historic assessment file data was completed in 2019 and recommendations for additional exploration work were prepared.

In April 2020, the Company applied for a one-year exclusion under a COVID-19 relief program offered by the Ontario Ministry of Energy, Northern Development and Mine (ENDM). The one-year exclusion was granted on September 1, 2020, thus adjusting the work requirement due dates to April and May of 2021. The COVID-19 relief program was offered again in 2021, and the Company lodged a second set of applications on March 29, 2021 and April 21, 2021 to extend the tenure of the claim blocks. The additional one-year exclusions were granted on May 14 and May 20, 2021 thus adjusting the work requirement due dates to April and May of 2022.

9 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

The work commitment to hold all 809 claim cells was $323,600, with claims due in April and May of 2022. The company made a decision to retain the most prospective claims and chose 99 claims. For the Quetico East Block, renewed 49 high priority claims for 2 years. For one of the Quetico West Blocks, renewed 46 claims for 1 year and 4 high priority claims for 2 years. All other claims expired.

Figure 2: Quetico Property Location Map

91°W
90°W
89°W
49°N
49°N
CURRENT LAKE
QUETICO FAULT ZONE
ATIKOKAN
EAST CLAIMS
WEST CLAIMS
THUNDER BAY
CANADA
UNITED STATES
48°N
48°N
N
10
km
NAN Claims west of Thunder Bay
Fault
Sub province Boundaries (projected below cover)
Animikie Basin
Eastern Wabigoon
Marmion
Quetico
Wawa
92°W
91°W
90°W
89°W

A short program of prospecting and outcrop sampling was completed in June 2020 to search for mineralization related to early mid-continent rift peridotite intrusions and Archean pyroxenites. Targets comprising, magnetic responses, prospective geology and geochemical anomalies, were examined on all three clusters of claim cells.

Exploration was focussed on the East block where previous work identified mafic rocks with geochemical signatures similar to those that host the Current Lake deposit, located 10 km to the east (Figure 3). The Current Lake and Escape Lake deposits a total indicated resource of 16.285 million tonnes at 3.5 g/t PdEq and an inferred resource of 9.852 million tonnes at 2.1 g/t PdEq (2021 update to NI 43-101 Technical Report, Clean Air Metals Inc.).

Sampling in the East block adjacent to Clean Air Metals’ Current Lake Property identified outcropping peridotite and gabbroic rocks with trace sulphide. The geochemical signature of the peridotite is similar to the differentiated Disraeli, Hele and Seagull intrusions based on a comparison with historic assessment report and government data. There is no known electromagnetic (EM) survey coverage in the area and accordingly the next phase of exploration will include airborne or surface EM survey work. These surveys will be designed to detect conductive responses of potential nickel sulphide mineralization associated with the ultramafic intrusions.

10 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

Figure 3: Quetico East Block Proximity to Current Lake Deposit

Legend
NAN Propety Outline
NAN Claims
Intrusive Complex
Watercourse
Waterbody
Road
weakly mineralized peridotite
Steepledge Lake Intrusive Complex
Current Lake Intrusive Complex
Greenwich Lake Intrusive Complex
500m long zone incl: 36m @ 2.5g/t Pt+Pd 0.5% Cu & 0.2% Ni
500m long zone incl: 14m @ 2.6g/t Pt+Pd 0.6% Cu & 0.3% Ni
Rock-Chip Samples to: 2.2g/t Pt+Pd
MINERAL RESOURCE AREA
Greenwich Lake JV
Quetico Fault
Rio Tinto Claim
Escape Lake Fault
670m long zone incl: 5m @ 3.8g/t Pt+Pd
Recon Drill Hole 0.45m @ 1.0g/t Pt+Pd
Lone Island Lake Intrusive Complex
EWC Intrusive Complex
Recon Drill Hole 3.25m @ 0.8g/t Pt+Pd
Rio Tinto Drill Hole 0.9m @ 2.3g/t Pt+Pd 0.5% Cu & 0.3% Ni
3km
Mafic-ultramafic Magma Conduit / Potential Conduit
Major Shear Zone
Pt-Pd-Cu-Ni Mineralised Zones
Lake
Excluded Claim
NORTH AMERICAN NICKEL
QUETICO EAST
PROXIMITY TO CURRENT LAKE
on TOTAL MAGNETIC FIELD
0 1 2 4 km
NAD83 z16N
N

On the West block, a total of eight magnetic anomalies were investigated. Six anomalies remain unexplained and weakly mineralized magnetic pyroxenite was identified at two locations (Figure 4). A weakly mineralized pyroxenite sample associated with a strong magnetic anomaly has an elevated Au+Pt+Pd content. The configuration of the magnetic anomaly suggests the potential for a 3 km2 ultramafic intrusion and a related feeder-dyke to the west. These intrusions may be separated from a larger intrusion to the east by a keel structure which is a classic target for magmatic sulphide exploration. Future exploration will focus on this intrusion and others that were not prospected in 2020.

11 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

Figure 4: Quetico West Block Claim Location Map

620000
625000
5405000
5400000
Legend
NAN Propety Outline
NAN Claims
Railway
Watercourse
Waterbody
Road
Sapawe Lake
weakly mineralized pyroxenite
Aramis Lake
Niobe Lake
Como Lake
Crystal Lake
NORTH AMERICAN NICKEL
QUETICO WEST
PROPERTY
on TOTAL MAGNETIC FIELD
0 0.5 1 2 km
NAD83 z15N
N

On the South block, a strong magnetic target was explained by massive magnetite.

Outlook – Exploration and Development for the next twelve months

Revisit plans to complete either a ground electromagnetic survey or an airborne VTEM survey designed to identify coincident EM responses in association with the magnetic response expected from differentiated mafic-ultramafic intrusions in the Quetico structural zone. Complete geophysical surveys over prospective target areas, and drilling if any priority targets are identified. The geophysical program would be carried out in spring 2022 to generate targets for a summer exploration program.

Lingman Lake Property

The Company digitally staked 188 claim cells known as Lingman Lake on April 15, 2019. The property occurs about 65 km South East of Red Sucker Lake First Nation and about 35 km southwest of Sachigo Lake First Nation, approximately 650 km northwest of Thunder Bay. The Lingman Nickel Project, covers a portion of the Archean age Lingman Lake Greenstone Belt that includes tholeiitic-komatiitic rocks and sulphide facies iron formation. Historic field work has identified ultramafic rocks with elevated nickel and copper in grab samples and untested VTEM anomalies.

An application was lodged with the Ontario Ministry of Energy, Northern Development and Mine (ENDM) on March 17, 2021 to extend the tenure of the claim blocks due to impact from COVID-19 on the implementation of exploration work. The one-year exclusion was granted on May 6, 2021. Work commitments of $75,200 were due prior to April 15, 2022. The Company had no plans to carry further work at the present, thence the claims expired.

12 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

High Atlas Project in Morocco

In 2018, the Company’s geologists identified a camp scale project opportunity in the high Atlas Mountains of Morocco. Jurassic aged troctolitic and gabbroic intrusions occur at the margin of a significant trans-lithospheric structure over a strike length greater than 100 km. The intrusions are host to three major Ni-Cu occurrences and another ten minor occurrences. There is no modern geophysical coverage and no drilling on the property.

In 2019, the Company signed an MOU with ONHYM (Office National des Hydrocarbons et des Mines), a government entity and single largest current permit holder in Morocco. Through this alliance, the Company was given access to confidential exploration data to develop nickel projects in the High Atlas Region of Morocco. In November and December 2021, the Company lodged applications for five permits in Morocco. In December, four of the five permits were awarded to the Company. A application for a fifth permit was submitted and awarded in February 2022.. Work plans were submitted in May 2022. The work obligations DKK528,000 (approximately C$65,000)per permit over a 3 year period with work commencing within six months.

Outlook – Exploration and Development for the next twelve months

Over the next twelve months, the Company plans to acquire additional permits and continue to develop its alliance with ONHYM. The initial work plan includes prospecting of the property and modern EM surveys to define potential drill targets.

Project Pipeline

The Company maintains a nickel project generation activity focusing on high prospectivity projects in countries with the Rule of Law and reasonable development economics.

Financial Capability

The Company is an exploration and development stage entity and has not yet achieved profitable operations. The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon several factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

At the end of Q2 2022, the Company had a working capital of $984,326 (Q2 2021 - $1,641,739) and reported accumulated deficit of $58,402,506 (Q2 2021 - $54,746,255). The Company will require additional funds to continue its planned operations and meet its obligations.

As at June 30, 2022, the Company had $1,321,084 in available cash (June 30, 2021— $1,936,204). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

During YTD 2022 year, the Company received additional cash inflow of $379,463 from exercised warrants. On April 28, 2022, the Company closed its previously-announced “best efforts” private placement offering (the “Offering”) of 21,118,000 subscription receipts at a price of $0.48 per Subscription Receipt, including the partial exercise of the Agents’ option, for total gross proceeds of $10,136,640. The fund was held in escrow until the closing of the RTO on August 3, 2022.

13 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

Selected Financial Information

The amounts are derived from the unaudited condensed interim consolidated financial statements prepared under IFRS.

	Three months ended June 30,		Six months ended June 30,
In thousands of CDN dollars, except per share amounts	2022	2021	2022	2021

Net loss	983	421	1,373	1,546
Basic and diluted loss per share	0.01	0.00	0.01	0.01
Share capital	93,970	91,554	93,970	91,554
Common shares issued	133,870,031	124,449,332	133,870,031	124,449,332
Weighted average shares outstanding	133,870,031	119,726,930	133,559,330	116,503,880
Total assets	41,859	41,486	41,859	41,486
Investment in exploration and evaluation assets	73	25	121	84

Results of Operations

Net loss of $983,723 in Q2 2022 was higher by $563,596 compared to a loss of $420,127 in Q2 2021. The higher loss in Q2 2022 was mainly driven by higher consulting fees and higher equity investment loss in PNR during Q2 2022.

Total Assets

Total assets during Q2 2022 increased by a net of $176,080 from the end of FY 2021. The change is mainly attributed to increase to exploration and evaluation assets of $111,937, an increase in receivables and other current assets of $1,038,546, offset by a decrease in investment in PNR of $320,779, decrease in cash of $651,632 and decrease in property, plant and equipment of $1,992.

Investment in Exploration and Evaluation Assets

Investment in exploration and evaluation assets relates to the Greenland property and properties in Ontario. During Q2 2022, the Company incurred a total of $37,144 (Q2 2021 – $36,220) in additions to exploration and evaluation assets, of which $29,438 related to Greenland (Q2 2021 - $30,865) and $7,706 to other properties located in Canada (Q2 2021 - $5,355).

14 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

Quarterly Results of Operations

All amounts in table are expressed in thousands of CDN dollars, except per share amounts	2022 2nd quarter	2022 1st quarter	2021 4th quarter	2021 3rd quarter
Statement of Loss

Net loss/(gain)	983	390	2,214	236
Net loss per share - basic and diluted	0.01	0.00	0.02	0.00

Statement of Financial Position

Cash, cash equivalents and short-term investments	1,321	690	1,973	1,322
Total assets	41,859	41,970	41,683	41,298
Net assets	40,210	41,193	41,203	40,676
Share capital	93,970	93,970	93,451	91,607
Common shares issued	133,870,031	133,870,031	131,204,627	124,849,332
Weighted average shares outstanding	133,870,031	133,239,426	128,265,780	124,571,071

All amounts in table are expressed in thousands of CDN dollars, except per share amounts	2021 2nd quarter	2021 1st quarter	2020 4th quarter	2020 3rd quarter
Statement of Loss

Net loss	421	1,125	326	409
Net loss per share - basic and diluted	0.00	0.01	0.00	0.00

Statement of Financial Position

Cash, cash equivalents and short-term investments	1,936	716	308	837
Total assets	41,486	40,185	39,644	39,893
Net assets	40,876	39,391	39,015	38,344
Share capital	91,827	90,534	89,627	89,630
Common shares issued	124,449,332	116,111,867	109,833,648	109,833,648
Weighted average shares outstanding	119,726,930	113,245,018	109,833,648	98,614,107

Three Months Ended June 30, 2022 (“Q2 2022”), and June 30, 2021 (“Q2 2021”)

A net loss in Q2 2022 was $983,723 compared to a loss of $420,127 in Q2 2021 resulted in an increased loss of $563,596 quarter-over-quarter and was due to the following events with consulting fees being the most significant:

●	Consulting fees were $560,136 in Q2 2022 and were higher by $415,966 compared to $144,170 amount in Q2 2021. Higher consulting in Q2 2022 were due to RTO transaction.

●	Other general and administrative costs were of $293,105 in Q2 2022 and were higher by $43,665 compared to $249,440 expenses in Q2 2021. Higher general and administrative expenses in Q2 2022 mainly related to higher professional fees and filing fees offset by lower management fees.

●	Unrealized equity loss on the investment in PNR of $186,416 and was higher by $166,740 in Q2 2022 compared to $19,676 amount in Q2 2021.

●	Property investigation costs were $10,171 in Q2 2022 and were higher by $7,263 compared to 2,908 costs incurred in Q2 2021.

15 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

The higher loss in Q2 2022 was offset by the following higher interest and other income in Q2 2022 compared to Q2 2021:

●	Interest income and miscellaneous revenue resulting from the Promissory Note totaled $58,740 in Q2 2022 compared to $nil amount in Q2 2021.

●	Foreign exchange gain totaled $8,350 in Q2 2022 and was higher by $11,298 compared to a foreign exchange loss of $2,948 in Q2 2021.

Six Months Ended June 30, 2022 (“YTD 2022”), and June 30, 2021 (“YTD 2021”)

A net loss during YTD 2022 was $1,373,313 compared to a loss of $1,545,790 during YTD 2021 resulted in a decreased loss of $172,477 period-over-period and was due to the following events with share-based payments the most significant:

●	Share-based payment was $837,444 during YTD 2021 compared to $nil amount during YTD 2022.

●	Interest income and miscellaneous revenue resulting from Promissory Note totaled $58,740 during YTD 2022 compared to $nil amount during YTD 2021.

●	Foreign exchange gain totaled $7,738 during YTD 2022 and was higher by $10,907 compared to a foreign exchange loss of $3,169 during YTD 2021.

●	Amortization expense was $1,993 during YTD 2022 and was lower by $7,531 compared to $9,524 during YTD 2021.

The higher loss during YTD 2021 was offset by the following higher expenditures during YTD 2022 compared to YTD 2021:

●	Consulting fees were $617,268 during YTD 2022 and were higher by $396,541 compared to $220,727 amount during YTD 2021.

●	Unrealized equity loss on the investment in PNR of $320,779 and was higher by $284,216 during YTD 2022 compared to $36,563 amount during YTD 2021.

●	Other general and administrative costs were of $477,186 during YTD 2022 and were higher by $43,019 compared to $434,167 expenses during YTD 2021. Higher general and administrative expenses during YTD 2022 mainly related to higher professional fees and filing fees offset by lower management fees.

●	Property investigation costs were $22,564 during YTD 2022 and were higher by $18,369 compared to $4,195 costs incurred during YTD 2021.

Liquidity, Capital Resources and Going Concern

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing exploration costs at its mineral properties, general corporate and administrative costs and to service the Company’s current trade and other payables.

On April 28, 2022 the Company announced that it has closed its previously-announced “best efforts” private placement offering (the “Offering”) of 21,118,000 subscription receipts (the “Subscription Receipts”) at a price of $0.48 per Subscription Receipt (the “Issue Price”), including the partial exercise of the Agents’ option, for total gross proceeds of $10,136,640. The net proceeds of $9,368,365 were received upon closing of the RTO transaction on August 3, 2022.

16 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

Further, as of the date of this report, the Company has received $839,740 in cash inflow from exercised warrants which will improve the liquidity and increased the capital of the Company.

As at June 30, 2022, the Company had $1,321,084 in available cash.

Working Capital

As at June 30, 2022, The Company had c working capital of $984,326 (June 30, 2021 – $1,649,739), calculated as total current assets less total current liabilities. The increase in working capital is mainly due to an increase in cash and receivables and other current assets.

Going Concern

As at June 30, 2022, the Company had accumulated losses totaling $58,402,506. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Contractual Obligations and Contingencies

Post Creek

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10,000 per annum. During Q2 2022, the Company paid $5,000 which will be deducted from any payments to be made under the NSR.

Halcyon

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. During Q2 2022, the Company paid $4,000 which will be deducted from any payments to be made under the NSR.

Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel are defined as members of the Board of Directors and senior officers.

	June 30, 2022	June 30, 2021
Management fees – expensed	327	386
Share-based payments	-	621
Total	327	1,007

17 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

During Q2 2022, the Company entered into the following transactions with key management personnel and/or related entities:

Related party	Nature of transaction

Premium Nickel Resources (“PNR”)	Investment in PNR
PNR	Management and Technical Service Agreement was entered on January 1, 2020 whereby the Company provide certain technical, corporate, administrative and clerical, office and other services to PNR.
Bennett Jones LLP (“BJ”)	A legal firm in which the Company’s former chairman was a consultant

Lacnikdon Limited (“Morrison”) (Keith Morrison)	Consulting fees for the services of CEO. Agreement effective Jun 1, 2018.
Sarah-Wenjia Zhu (“Zhu”) Consultation WJZHU Inc.	CFO, employment contract terminated on September 31, 2020 and replaced by a consulting agreement.
Mark Fedikow (“Fedikow’’)	President, employment contract terminated on July 31, 2020 and replaced by a consulting agreement.
Charles Riopel (“Riopel”)	Director
Doug Ford (“Ford”)	Director
Christopher Messina (“Messina”)	Director
Janet Huang (“Huang”)	Director
Gilbert Clark (“Clark”)	Former Director, resigned on January 7, 2021
John Hick (Hick”)	Director

(a)	Initial investment of $24,000 in PNR in 2019 and subsequently further investment of $154,164 during 2020 and $441,446 during 2021. To June 30, 2022, the Company’s total investment constitutes a 10% holding (June 30, 2021 – 9.94%) in PNR.

(b)	Charged PNR $937,583 (YTD 2021 - $844,379) for services including charged $17,212 in administrative fees YTD 2021 - $16,888), received $866,848 (YTD 2021 – $793,017) and recorded $279,880 in due from PNR (YTD 2021 - $214,195).
(c)	Paid $106,519 (June 30, 2021 - $101,446) to Morrison for management services provided.

(d)	Paid $124,000 (June 30, 2021 - $108,000) to Zhu for management services provided.

(e)	Paid $36,000 (June 30, 2021 - $31,500) to Fedikow for management services provided.

(f)	Paid $15,000 (June 30, 2021 - $15,000) to Riopel for management services provided.

(g)	Paid $15,000 (June 30, 2021 - $45,000) to Ford for management services provided.

(h)	Paid $15,000 (June 30, 2021 - $45,000) to Messina for management services provided.

(i)	Paid $15,000 (June 30, 2021 - $40,000) to Hick for management services provided.

18 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at June 30, 2022.

Financial Instruments

All amounts in table are expressed in thousands of CDN dollars	Fair Value at June 30, 2022	Basis of Measurement	Associated Risks
Cash	1,321	FVTPL	Credit
Other receivables	1,033	Amortized cost	Credit
Trade payables	1,649	Amortized cost	Liquidity

Future Accounting Standards and Amendments

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

IAS 1 – “Presentation of Financial Statements”

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company’s financial statements.

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company. These risks that are widespread risks associated with any form of business and specific risks associated with involvement in the exploration and mining industry. Hence, investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.

The following is a general description of all material risks and uncertainties:

●	The Company has negative operating cash flows and might not be able to continue as a going concern;
●	The Company will require additional funding in the future and no assurances can be given that such funding will be available on the terms acceptable to the Company or at all;
●	The speculative nature of resource exploration and development projects;
●	The uncertainty of mineral resource estimates and the Company’s lack of mineral reserves;
●	The Company’s ability to successfully establish mining operations and profitable production;
●	Operations of the Company are carried out in geographical areas that are subject to various other risk factors;
●	The economic uncertainty of operating in a developing country, such as the availability of local labour, local and outside contractors and equipment when required to carry out the Company’s exploration and development activities;
●	Other foreign operations risks; potential changes in applicable laws and government or investment policies;
●	The Company is not insured against all possible risks;
●	Environmental risks and hazards;

19 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

●	The title of the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers and other defects, and the risk of obtaining a mining permit and the successful renewal of currently pending renewal applications;
●	The commodity prices may affect the Company’s value, changes in and volatility of commodity prices and its hedging policies;
●	Increased competition in the mineral resource sector;
●	The Company may have difficulty recruiting and retaining key personnel;
●	Currency fluctuations risk;
●	Repatriation of earnings, no assurances that Greenland or any other foreign country that the Company may operate in the future will not impose restrictions on repatriation of earnings to foreign entities;
●	No production revenues;
●	Stock exchange prices’ volatilities;
●	Potential Conflicts of interest;
●	Ability to exercise statutory rights and remedies under Canadian securities law;
●	Enforceability of foreign judgements;
●	Unforeseen litigation;
●	The Company’s future sales or issuance of common shares;
●	Risk of suspension of public listing due to failure to comply with local securities regulations;
●	The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern;
●	Risk of fines and penalties; and
●	Risk of improper use of funds in local entity.
●	Potential impact of COVID-19 on exploration program and activities.

Share Capital Information

As of the date of this MD&A the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares
Common shares*	113,935,949
Preferred shares	13,151
Stock options*	11,823,044
Warrants	2,228,340
Fully diluted share capital	129,970,464

* Pursuant to the Policy 5.4 - Escrow, Vendor Considerations and Resale Restrictions of the TSX Venture Exchange, certain directors, officers and seed share shareholders of the Company are subject to escrow requirements. Total 32,670,896 shares and 3,847,100 are held in escrow.

On August 3, 2022, the Company closed a previously announced RTO transaction with PNR. In connection with, and prior to the closing of, the RTO Transaction, NAN i) consolidated its common shares on the basis of one post-consolidation common share for each five (5) pre-consolidation common shares; ii) issued approximately 82,157,579 common shares of PNRL (on a post-Consolidation basis) in exchange for 77,948,368 outstanding shares of PNR; iii) exchanged and adjusted the outstanding options of PNR pursuant to the terms of the Amalgamation Agreement such that holders thereof will be entitled to acquire, following the closing of the RTO, options of PNRL after giving effect to the Exchange Ratio, as applicable.

The number of shares, options and warrants in the above table have been adjusted giving the effect of the RTO and share consolidation.

Events Subsequent to June 30, 2022

On August 3, 2022, Premium Nickel Resources Ltd.(TSXV: PNRL) (formerly, North American Nickel Inc.) (“PNRL” or the “Company”) announced the closing of its previously-announced RTO transaction whereby PNR and 1000178269 Ontario Inc., a wholly-owned subsidiary of NAN, amalgamated by way of a triangular amalgamation under the Business Corporations Act (Ontario) (the “Amalgamation”).

20 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

Transaction Particulars

(i)	NAN Subco amalgamated with PNR under Section 174 of the OBCA to form one corporation – PNRL, the “Resulting Issuer”
(ii)	the securityholders of PNR received securities of the Resulting Issuer in exchange for their securities of PNR at an exchange ratio of 1.054 common shares of the Resulting Issuer after giving effect to a 5-to-1 share Consolidation for each outstanding share of PNR and
(iii)	the transactions resulted in a RTO of NAN in accordance with the policies of the TSXV, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

Upon closing of the RTO, NAN has: (i) changed its name to “Premium Nickel Resources Ltd.”; (ii) changed its stock exchange ticker symbol to “PNRL”; and (iii) reconstituted the board of directors and management of the Resulting Issuer. The outstanding options of PNR immediately prior to the effective time of the RTO was exchanged and adjusted pursuant to the terms of the Amalgamation Agreement such that holders thereof are entitled to acquire, following the closing of the RTO, options of the Resulting Issuer after giving effect to the Exchange Ratio, as applicable.

In connection with the RTO, NAN issued approximately 82,157,579 common shares of PNRL (on a post-Consolidation basis) in exchange for 77,948,368 outstanding shares of PNR immediately prior to the effective time of the RTO (after giving effect to the Exchange Ratio). Immediately after giving the effect to the RTO, PNRL was owned approximately (i) 72.6% by persons which were shareholders of PNR prior to the RTO, (ii) 23.7% by persons which were shareholders of NAN prior to the RTO, and (iii) 3.7% by the holders of the subscription receipts of NAN. The following table sets out the share structure upon the closing of the RTO:

Premium Nickel Resource Ltd.	03/08/2022

# of share outstanding		113,905,949
Shores in escrow [1]		(32,670,896)

Options:		# of options	Exercise price
24-Feb-2025		1,160,000	$0.80
19-Aug-2025		240,000	$0.45
25-Feb-2026		597,000	$1.60
25-Oct-2026		998,794	$2.00
26-Jan-2026		4,743,000	$0.39
29-Sep-2026		1,343,850	$0.91
20-Jan-2027		2,740,400	$2.11
		11,823,044
Options in escrow [1]		(3,847,100)

Warrants:
13-Aug-2022 [2]		1,088,783	$0.45
31-Aug-2022		150,000	$0.45
16-Apr-2023		693,905	$1.75
03-Aug-2024		295,652	$2.40
		2,228,340

Prefer shares	118,186	13,131
(conversion ratio 9:1)

Fully diluted # of shares		127,970,464

21 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

Note

1: Certain directors, officers and seed share shareholders of the Company are subject to escrow requirements pursuant to the Policy 5.4 - Escrow, Vendor Considerations and Resale Restrictions of the TSX Venture Exchange (“Exchange Policy 5.4”).

2: Subsequently, 1,076,408 of warrants were exercised and 12,375 expired.

On Aug 18, the common shares of PNRL were listed for trading on the TSXV under the symbol “PNRL”.

The full particulars of the RTO, the Selebi Project (as defined herein) located in Botswana, which will be the only material property of the Resulting Issuer, and the business of the Resulting Issuer will be described in the Form 3D2 (Information Required in a Filing Statement for a Reverse Takeover or Change of Business) (the “Filing Statement”) prepared in accordance with the policies of the TSXV. A copy of the Filing Statement is available electronically on SEDAR (www.sedar.com) under PNRL’s issuer profile.

Shareholder Approvals

On June 23, 2022, NAN received shareholder approval in respect of, among other things, the Board Reconstitution, the Continuance and the Name Change. Further on July 27, the disinterested shareholders of NAN have approved the RTO by way of a resolution passed in writing pursuant to the policies of the TSXV.

Conversion of Subscription Receipts

On August 3, 2022, upon satisfaction of the escrow release condition, 4,223,600 subscription receipts of the Company, which were issued on April 28, 2022 pursuant to a brokered private placement of the Company at a price of $2.40 per subscription (in each case, on a post-consolidation basis) for gross proceeds of $10,136,640, were converted into 4,223,600 common shares of the Company, and the net subscription proceeds were released from escrow and delivered to the Company.

Management and Board Composition

The board of directors of the Corporation includes Keith Morrison, Charles Riopel, Sheldon Inwentash, John Hick, Sean Whiteford, John Chisholm and William O’Reilly with Charles Riopel as the Executive Chairman. Management of the Corporation includes Keith Morrison (Chief Executive Officer), Mark Fedikow (President), Sarah Wenjia Zhu (Chief Financial Officer and Corporate Secretary). In addition, the technical team of the Corporation includes Ms. Sharon Taylor (Chief Geophysicist) and Dr. Peter Lightfoot (Consulting Chief Geologist).

Select Financial Information

The following table sets out certain preliminary pro forma financial information for the Corporation upon completion of the RTO. The following information should be read in conjunction with, and is qualified in its entirety by, the pro forma financial statements of the Resulting Issuer to be included in Filing Statement, which are available on SEDAR (www.sedar.com) under PNRL’s issuer profile.

	Select Financial Information
	NAN (as at March 31, 2022) (‘$000)	PNR (as at March 31, 2022) (‘$000)	Pro Forma Adjustments(1)(2) (‘$000)	Resulting Issuer Pro Forma Consolidation (‘$000)
Current Assets	2,595	6,300	14,566	23,461
Total Assets	41,970	21,187	67,722	130,879
Current Liabilities	777	5,824(1)	(3,055)	3,546
Total Liabilities	777	34,662	(31,742)	3,697
Shareholders’ Equity	41,193	(13,476)	99,465	127,182
Net Loss	390	23,649	(19,847)	4,192(3)

22 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

Note:

(1) Includes US$1.35 million of success fees payable to CIBC World Markets Inc. in connection with the Selebi acquisition, of which US$1 million was paid in May 2022, with the balance of US$350,000 to be due upon the next financing by the Resulting Issuer.

(2) The pro forma adjustments include, among other things, the adjustments for the subscription receipt financing of NAN which was completed on April 28, 2022, an advisory fee of $420,000, which will be payable to INFOR Financial Inc. upon the closing of the RTO and certain non-recurring due diligence and transaction costs in respect of the Selebi and Selkirk acquisitions and the RTO.

The Selebi Project

Following the completion of the RTO, it is anticipated that the Selebi and Selebi North nickel-copper-cobalt (Ni-Cu-Co) mines and related infrastructure (the “Selebi Project”) would be the only material property of the Company for purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

The Selebi Project is located in Botswana and consists of a single mining licence no. 2022/1L (the “Selebi Mining Licence”) covering an area of 11,504 hectares located near the town of Selebi Phikwe, approximately 150 kilometres southeast of the city of Francistown, and 410 kilometres northeast of the national capital Gaborone. The Selebi Mine includes two shafts (Selebi and Selebi North deposits) and related infrastructure (rail, power and water).

In accordance with NI 43-101, a technical report for the Selebi Project was filed on SEDAR (www.sedar.com) under NAN’s issuer profile and a summary of the Selebi Project and work program were included in the Filing Statement.

On August 22, 2022, PNRL announced the completion of its acquisition of Ni-Cu-Co-PGE Selkirk Mine in Botswana, together with associated infrastructure and four surrounding prospecting licences formerly operated by TNMC. The acquisition was completed pursuant to the Company’s previously-announced asset purchase agreement with the Liquidator of TNMC on February 14, 2022. With the acquisition now complete, ownership of the Selkirk Mine has been transferred to the Company.

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i.	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s accounting policies.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

23 | TSXV: NAN / Q2 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three and Six Months Ended June 30, 2022

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risks and Uncertainties” in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Additional Information

Additional information about the Company and its business activities is available under the Company’s profile on the Canadian SEDAR website at www.sedar.com.

Qualified Person and Technical Information

The scientific and technical information contained in this MD&A was prepared by or under the supervision of and reviewed and approved by Peter C. Lightfoot, PhD, P. Geo, the qualified person for the Company under National Instrument 43-101. Dr. Lightfoot is a “Qualified Person” as defined by NI 43-101. Dr. Lightfoot verified the data underlying the information in this MD&A.

For further information relating to the Maniitsoq Project in southwest Greenland, please see the technical report titled Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland” dated March 17, 2017 prepared by SRK Consulting (US) Inc. which is available under the Company’s issuer profile on SEDAR at www.sedar.com as well as the company website at www.northamericannickel.com

24 | TSXV: NAN / Q2 2022